HD VIEW 360, INC.
                            150 SE 2nd Ave Suite 404
                              Miami, Florida 33131
                                 (786) 294-0559


                                  June 29, 2017


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   HDView 360, Inc.
            Registration Statement on Form S-1
            File No. 333-218000


     This letter is being filed to replace the original Letter of Withdrawal filed on June 22, 2017. I am the Chief Executive Officer of HD View 360, Inc. (the "Company"). On behalf of the Company, I request that the above-captioned registration statement be withdrawn. This withdrawal is in response to the staff's request in its comment letter dated June 7, 2017.

     No securities were sold by means of this registration statement.

                                         Very Truly Yours,

                                         HD VIEW 360, INC.

                                             /s/ Dennis Mancino
                                         By
                                             Dennis Mancino
                                             Chief Executive Officer








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